SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sezzle Inc.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

AU0000050981**
(CUSIP Number)

David M. Tyler, Jr.
Zip Co Limited
27 West 24th Street, Suite 200
New York, New York 10010
(571) 205-0305
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The Common Stock does not have a CUSIP number. The ISIN number for the Common Stock is AU0000050981

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN No.:  AU0000050981

1	NAMES OF REPORTING PERSONS
ZIP CO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

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This Amendment No. 1 (“Amendment No. 1”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) by Zip Co Limited, an Australian public company limited by shares (the “Reporting Person”), and it hereby amends the Schedule 13D originally filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Reporting Person on March 4, 2022 with the SEC (the “Statement”). All capitalized terms used herein by not defined shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by adding the following at the end thereof:

On July 12, 2022 (Sydney Time), the Reporting Person, Merger Sub and the Issuer entered into a Termination Agreement, pursuant to which the parties agreed by mutual consent to terminate the Merger Agreement and the other Transaction Agreements (including, among others, the separate Support Agreements with the Reporting Person). By reason of the termination of the Merger Agreement and the resulting termination of the Support Agreements, the Reporting Person no longer has beneficial ownership of any shares of Common Stock (including any shares of Common Stock with respect to which a CHESS Depositary Interest has been issued representing shares of Common Stock in the ratio of 1:1). The preceding summary is qualified in its entirety by reference to the Merger Agreement and the Support Agreements, copies of which are filed as Exhibit 1, 2 and 3 to the Statement and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(e) of the Statement is amended and restated as follows:

(e)          On July 12, 2022, by reason of the termination of the Merger Agreement and the resulting termination of the separate Support Agreements with the Reporting Person, the Reporting Person ceased to be the beneficial owner of any shares of Common Stock (including any shares of Common Stock with respect to which a CHESS Depositary Interest has been issued representing shares of Common Stock in the ratio of 1:1).

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct

Dated: July 13, 2022	Zip Co Limited

	By:	/s/ Larry Diamond
	Name:	Larry Diamond
	Title:	Director and Chief Executive Officer

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